Lazard Global Total Return and Income Fund, Inc.

Sub-Item 77C (Matters submitted to a vote of security holders.)

The Annual Meeting of Stockholders was held on April 29, 2009, to vote on the following proposal.
The proposal received the required number of votes of stockholders and was adopted.

Election of the following Directors:
Three Class I Directors (Charles Carroll, Leon M.
Pollack, and Robert M. Solmson), each to serve for a three-year term expiring at the 2012 Annual Meeting and until his successor is duly elected and qualified.

Director		    For	  Withhold Authority
Charles Carroll	 	8,164,135	584,393
Leon M. Pollack 	8,207,897	540,632
Robert M. Solmson	8,211,925	536,604